GRAFTECH INTERNATIONAL LTD.
1521 Concord Pike, Suite 301
Wilmington, DE 19803

November 14, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	GrafTech International Ltd. Application to Withdraw Registration Statement on Form S-3 (No. 333-90370)

Ladies and Gentlemen:

        Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), GrafTech International Ltd., a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) issue an order granting the immediate withdrawal of the Company’s Registration Statement on Form S-3 (No. 333-90370), originally filed on June 12, 2002 and amended on July 19, 2002 and February 4, 2003, together with exhibits thereto (collectively, the “Registration Statement”).

        In light of the Company’s recently completed public offering of shares of its common stock, the Company has elected not to proceed with the offering contemplated by the Registration Statement at this time. The Registration Statement was not declared effective and no securities were sold thereunder.

        The Company also requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the Company’s account.

        If you have any questions regarding the foregoing application for withdrawal, please contact Randi-Jean G. Hedin at Kelley Drye & Warren LLP, at (203) 351-8107.

GRAFTECH INTERNATIONAL LTD. By:/s/ Corrado F. De Gasperis Name: Corrado F. De Gasperis Title: Vice President, Chief Financial Officer and Chief Information Officer